Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CNF Inc.:
We consent to the incorporation by reference in the registration statement (Nos. 333-48733, 333-92399, 333-36180, 333-54558, 333-102749, 333-104803 and 333-124343 on Form S-8 and No. 333-56667 on Form S-3) of CNF Inc. and subsidiaries of our reports dated March 13, 2006, with respect to the consolidated balance sheets of CNF Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of CNF Inc.

/S/ KPMG LLP
KPMG LLP
Portland, Oregon
March 13, 2006